UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 001-40772

Cellebrite DI Ltd.

(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Cellebrite DI Ltd. (the “Company”) is filing this report of foreign private issuer on Form 6-K (this “Form 6-K”), which attaches its consolidated financial statements for the six months ended June 30, 2023, to satisfy the technical requirement under Item 512(a)(4) of Regulation S-K for updating its registration statement on Form F-3 (File No. 333-259826) (the “Form F-3”). The Company’s operating and financial review and prospects (unaudited) for the six months ended June 30, 2023 is also furnished with this Form 6-K.

This Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-260878) and Form F-3 filed with the SEC on November 8, 2021 and September 13, 2022, respectively.

The following exhibits are filed as part of this Form 6-K:

Exhibit No.	Exhibit
99.1	Consolidated financial statements of Cellebrite DI Ltd. and its subsidiaries for six months period ended June 30, 2023.
99.2	Operating and Financial Review and Prospects for the six months ended June 30, 2023.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

September 1, 2023	By:	/s/ Dana Gerner
Dana Gerner
Chief Financial Officer

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